

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 24, 2006

<u>via U.S. mail and facsimile</u>

Baruh Hayut
Chief Executive Officer
Modern Medical Modalities Corporation
439 Chestnut Street
Union, New Jersey 07083

> **RE: Modern Medical Modalities Corporation**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-QSB/A for the Fiscal Year Ended March 31, 2006**
> **Filed May 15, 2006**
> **File No. 0-23416**

Dear Mr. Hayut:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Nili Shah
Accounting Branch Chief